SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Hibbett, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

428567101

(CUSIP Number)

Hillel Tendler, Esquire, Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.

One South Street, 27th Floor, Baltimore, Maryland 21202, (410) 332-8552

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 428567101	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James Khezrie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 715,000
	8	SHARED VOTING POWER 5,001
	9	SOLE DISPOSITIVE POWER 715,000
	10	SHARED DISPOSITIVE POWER 5,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.50%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 428567101	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS E & J Lawrence Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 715,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 715,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON _______
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.47%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

This Amendment No. 1 amends the Schedule 13D filed by the undersigned (the “Reporting Persons”) on June 28, 2021. This Amendment No. 1 reports a material decrease in Common Stock of Hibbett, Inc. (the “Issuer”) owned by the Reporting Persons. Unless specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Khezrie and his wife own 5,001 Shares as joint tenants, and the Shares were acquired with personal funds from time to time. Jimmy Jazz owns 715,000 Shares, and the Shares were acquired with working capital from time to time.

Item 5.	Interest in Securities of the Issuer.

(a)       Jimmy Jazz is the direct beneficial owner of 715,000 Shares, representing 4.47% of the class of securities covered by this statement. Mr. Khezrie and his wife are the direct joint beneficial owners of 5,001 Shares, representing 0.03% of the class of securities covered by this statement.

(b)       Jimmy Jazz has sole voting and dispositive power with respect to 715,000 of the Shares covered by this statement. Mr. Khezrie, as owner, president and chief executive office of Jimmy Jazz, has sole voting and dispositive power with respect to 715,000 of the Shares covered by this statement. Mr. Khezrie and his wife share voting and dispositive power with respect to 5,001 of the Shares covered by this statement.

(c)       All transactions effected since the previously filed Schedule 13D are set forth on Schedule A attached hereto and incorporated herein by reference. All purchases were on the Nasdaq market.

(d)       Not applicable.

(e)       The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer on July 26, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1           Joint Filing Agreement of the Reporting Person (previously filed)

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 4, 2021

E & J LAWRENCE CORP.

By:	/s/ James Khezrie
James Khezrie, President

/s/ James Khezrie

SCHEDULE A

TRANSACTIONS IN SHARES SINCE JUNE 28, 2021

Date	Shares	Price per Share ($)

Jimmy Jazz
07/28/2021	-1578	90.7
07/27/2021	4489	89.2
07/27/2021	639	89.16
07/27/2021	513	89.03
07/27/2021	502	89.19
07/27/2021	500	89.09
07/27/2021	400	89.12
07/27/2021	400	89.15
07/27/2021	305	89.1
07/27/2021	302	89.15
07/27/2021	221	88.92
07/27/2021	200	89
07/27/2021	200	89.02
07/27/2021	200	89.02
07/27/2021	200	89.09
07/27/2021	200	89.09
07/27/2021	200	89.19
07/27/2021	200	89.19
07/27/2021	102	89.17
07/27/2021	101	89.18
07/27/2021	66	88.94
07/27/2021	60	89.13
07/27/2021	-3554	90.5
07/27/2021	-10000	89.3
07/27/2021	-10000	89.5
07/27/2021	-10000	89.9
07/26/2021	-1	92.04
07/26/2021	-8	92.16
07/26/2021	-22	92.31
07/26/2021	-39	92.1
07/26/2021	-46	92.2
07/26/2021	-54	92.18
07/26/2021	-71	92.14
07/26/2021	-100	92.03
07/26/2021	-100	92.09
07/26/2021	-100	92.33
07/26/2021	-200	92.15
07/26/2021	-276	92.12

07/26/2021	-300	92.32
07/26/2021	-400	92.23
07/26/2021	-656	92.13
07/26/2021	-661	92.08
07/26/2021	-7834	92
07/26/2021	-10000	92
07/26/2021	-10000	92.2
07/26/2021	-10000	92.5
07/23/2021	-10000	91
07/19/2021	-5	84.95
07/19/2021	-100	85.17
07/19/2021	-195	84.92
07/19/2021	-200	84.92
07/19/2021	-600	84.94
07/19/2021	-900	85.16
07/19/2021	-1000	85.09
07/19/2021	-1000	85.15
07/19/2021	-1000	85.15
07/19/2021	-2000	85.11
07/09/2021	-1000	96.4
07/09/2021	-1000	96.44
07/07/2021	-6	93.86
07/07/2021	-13	93.82
07/07/2021	-36	93.2
07/07/2021	-50	93.82
07/07/2021	-54	93.18
07/07/2021	-100	93.21
07/07/2021	-100	93.82
07/07/2021	-100	93.83
07/07/2021	-100	93.85
07/07/2021	-100	93.85
07/07/2021	-101	93.81
07/07/2021	-135	94.07
07/07/2021	-200	93.89
07/07/2021	-200	93.9
07/07/2021	-255	93.81
07/07/2021	-300	93.93
07/07/2021	-366	94.04
07/07/2021	-400	93.88
07/07/2021	-495	93.76
07/07/2021	-500	94.05
07/07/2021	-633	93.8
07/07/2021	-810	93.26
07/07/2021	-999	94
07/07/2021	-1000	93.2
07/07/2021	-1000	93.22

07/07/2021	-1000	93.3
07/07/2021	-1000	93.36
07/07/2021	-1000	93.55
07/07/2021	-1000	93.75
07/07/2021	-1000	93.8
07/07/2021	-1000	93.8
07/07/2021	-1000	93.95
07/07/2021	-1100	93.32
07/07/2021	-1886	93.8
07/07/2021	-1961	93.42
07/07/2021	-5000	93.8
06/29/2021	1744	86.28
06/29/2021	1017	86.31
06/29/2021	800	86.29
06/29/2021	245	86.27
06/29/2021	241	86.34
06/29/2021	100	86.23
06/29/2021	77	86.33

Mr. Khezrie
07/30/2021	-2	92.5
07/30/2021	-277	92.6
07/30/2021	-4721	92.75
07/09/2021	-1	96.34
07/09/2021	-1	96.5
07/09/2021	-2	96.3
07/09/2021	-2	96.47
07/09/2021	-6	96.73
07/09/2021	-30	96.37
07/09/2021	-31	96.42
07/09/2021	-100	96.29
07/09/2021	-100	96.33
07/09/2021	-100	96.38
07/09/2021	-263	96.28
07/09/2021	-300	96.09
07/09/2021	-366	96.28
07/09/2021	-400	96.29
07/09/2021	-700	96.1
07/09/2021	-737	95.94
07/09/2021	-868	96.6
07/09/2021	-993	96.29
07/09/2021	-1000	95.94
07/09/2021	-1000	95.97
07/09/2021	-1000	96.11
07/09/2021	-1000	96.12
07/09/2021	-1000	96.17

07/09/2021	-1000	96.29
07/09/2021	-1000	96.39
07/09/2021	-1000	96.4
07/09/2021	-1000	96.41
07/09/2021	-1000	96.47
07/09/2021	-1000	96.47
07/09/2021	-1000	96.58
07/09/2021	-1000	96.75
07/09/2021	-1000	96.8
07/09/2021	-1000	96.8
07/08/2021	-1000	95.1
07/08/2021	-1000	95.1
07/08/2021	-1000	95.1
07/08/2021	-1000	95.2
07/08/2021	-1000	95.2
07/08/2021	-1000	95.59
07/08/2021	-1000	95.59
07/08/2021	-1000	95.6
07/08/2021	-1000	95.6
07/08/2021	-1000	95.6
07/08/2021	-1000	95.6
07/08/2021	-1000	95.6
07/08/2021	-1000	95.6
07/08/2021	-1000	95.6
07/08/2021	-1000	95.63
07/07/2021	-100	93.24
07/07/2021	-500	93.24
07/07/2021	-900	93.26
07/07/2021	-3500	93.2
06/29/2021	3758	86.26
06/29/2021	333	86.25
06/29/2021	209	86.18
06/29/2021	200	86.25
06/29/2021	200	86.26
06/29/2021	100	86.19
06/29/2021	100	86.24
06/29/2021	100	86.26
07/07/2021	-54	93.18
07/07/2021	-100	93.21
07/07/2021	-100	93.82
07/07/2021	-100	93.83
07/07/2021	-100	93.85
07/07/2021	-100	93.85
07/07/2021	-101	93.81
07/07/2021	-135	94.07
07/07/2021	-200	93.89

07/07/2021	-200	93.9
07/07/2021	-255	93.81
07/07/2021	-300	93.93
07/07/2021	-366	94.04
07/07/2021	-400	93.88
07/07/2021	-495	93.76
07/07/2021	-500	94.05
07/07/2021	-633	93.8
07/07/2021	-810	93.26
07/07/2021	-999	94
07/07/2021	-1000	93.2
07/07/2021	-1000	93.22
07/07/2021	-1000	93.3
07/07/2021	-1000	93.36
07/07/2021	-1000	93.55
07/07/2021	-1000	93.75
07/07/2021	-1000	93.8
07/07/2021	-1000	93.8
07/07/2021	-1000	93.95
07/07/2021	-1100	93.32
07/07/2021	-1886	93.8
07/07/2021	-1961	93.42
07/07/2021	-5000	93.8
06/29/2021	1744	86.28
06/29/2021	1017	86.31
06/29/2021	800	86.29
06/29/2021	245	86.27
06/29/2021	241	86.34
06/29/2021	100	86.23
06/29/2021	77	86.33